

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East 4th Street, Suite 1400
Cincinnati, OH 45202

>   **Re: National Interstate Corporation**
>   **Schedule 13E-3 filed by Great American Insurance Company, and American**
>   **Financial Group, Inc.**
>   **Filed February 5, 2014**
>   **File No. 005-80324**
>
>   **Schedule TO**
>   **Filed February 5, 2014**
>   **Filed by Great American Insurance Company, and American Financial**
>   **Group, Inc.**
>   **File No. 005-80324**
>
>   **Schedule 13D**
>   **Filed February 5, 2014**
>   **Filed by American Financial Group, Inc.**
>   **File No. 005-80324**

Dear Mr. Reuter:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1.   Please delete the language in the final sentence of the Introduction (page 1) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons. Make a similar deletion on page 27 of the offer document (first paragraph).

Item 10

2.   You disclose here that Item 1007(d) of Regulation M-A is inapplicable; however, you provide the disclosure required by this Item in the offer document. Please provide the appropriate cross-reference.

Schedule TO

Offer to Purchase

Cover Page

3.   Please revise your disclosure to clarify the merger agreement to which you refer in the first paragraph.

Summary Term Sheet

4.   Revise the summary term sheet to include a summary of the going private aspects of this transaction.

Special Factors

Background

5.   Revise this section to describe the background of this specific transaction beginning with the initial consideration of the transaction until determining to pursue the acquisition, including any deliberations by your board of directors, any discussions between the board and management, any discussions among members of management and any discussion with the company's advisors.

6.   On a related note and in light of the comments in this letter, please tell us the consideration you give to redisseminating your offer document with revised disclosure.

Purpose of and Reasons for the Offer, pages 10-11

7.   Please avoid conclusory statements when describing the purpose and reasons for the transaction on page 10. In this regard, please expand on how you believe that the completion of the transaction will allow simplification of the organizational structure of National Insurance. Please additionally expand on how the transaction will be accretive to AFG's earnings and enhance AFG's return on equity, especially given the financial difficulties in the industry and the disappointing recent results for National Insurance, as discussed on page 9.

8.   It appears that the primary factors cited in support of the going private transaction have been present for some time. Please revise disclosure to describe the reasons for undertaking the going private transaction at this particular time as opposed to another time in National Interstate's operating history. Please refer to Item 1013(c) of Regulation M-A.

9.   We note your disclosure that you considered transactional alternatives to accomplish the purposes of the offer and your discussion of the general merits of a tender offer over other transactions, such as a single-step merger. Please specifically disclose all alternatives you considered to accomplish the goal of going private, and describe the reasons you rejected each alternative. Please see Item 1013(b) of Regulation M-A.

10.   We note your discussion on page 10 of the costs of complying with the Exchange Act rules and of the decreased expenses to National Interstate that would result from going private. Please quantify the costs and expenses referenced here.

Position of AFG and Purchaser Regarding Fairness of the Offer, page 12

11.   Please revise this section to indicate whether the purchaser and AFG have made a fairness determination specifically with respect to the going private transaction instead of with respect to the offer and merger.

12.   Please revise your disclosure to state whether the fairness determination was made as to substantive fairness, not "financial" fairness.

13.   We note your disclosure that the filing persons determined that the offer and merger are fair to and in the best interests of Interstate's shareholders who are not affiliated with the filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders of Interstate. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

14.   We note your disclosure that both AFG and GAIC have concluded that the transactions are financially and procedurally fair to National Interstate's unaffiliated shareholders.

Please revise to explain in further detail how you reached the determination that the transaction is procedurally fair given that four members of National Interstate's board of directors serve as executive officers of either AFG or GAIC.

15.   Please revise your disclosure to indicate who in particular was responsible for making the fairness determination at AFG and GAIC. Describe the process involved.

16.   To the extent that you considered historical market prices, please revise to include a more detailed discussion of this factor and how it affected your fairness determination. If you did not consider historical market prices as a factor in your determination, please disclose the basis for your belief that the factor is not material. We refer you to Instruction 2 to Item 1014 of Regulation M-A.

17.   We note your disclosure that one material factor leading you to conclude that the offer is fair to unaffiliated shareholders is your belief that National Interstate's common stock is not likely to trade at or above the offer price of $28 in the near future. We note your additional disclosure that this belief was based on a number of factors, including your directors' knowledge and understanding of National Interstate and its industry and research analyst target prices. Please expand on the basis for management's belief and provide the complete analysis for your determination that the stock was not likely to trade at or above $28. We note that as recently as the fourth quarter of 2013 the stock was trading above $28 per share.

18.   We note your disclosure that you made a fairness determination in relation to the going-concern value of National Interstate as opposed to the liquidation value. Please expand on your analysis, and explain how you determined the offer price constitutes fair value in relation to National Interstate's going concern value. Specifically quantify the implied going concern valuation range that was considered in making this determination.

Effects of the Offer, page 13

19.   On this page, you disclose several actions you may take in the event you waive the minimum tender requirement and purchase all shares tendered in the offer. Please revise to indicate what specific effects each such action, as contemplated, would have on unaffiliated shareholders.

Dissenters' Rights; Rule 13e-3, page 15

20.   Please revise to include a more detailed description of dissenting security holders' appraisal rights in the event of a second-step merger. You are required to summarize these rights relating to appraisal under Ohio law for security holders who object to the transaction, and you should also file as an exhibit a more detailed statement describing security holders' appraisal rights and the procedures for exercising those rights. Please refer to Item 1004(d) and 1016(f) of Regulation M-A.

Transactions and Arrangements Concerning the Shares, page 15

21.   Please revise to promptly include the information required by Item 1012(d) and (e) of Regulation M-A as soon as that information becomes available.

Certain Relationships Between AFG, Purchaser and National Interstate, pages 15-16

22.   Please clarify the amount in the third full paragraph on page 16 indicating the value of premiums ceded to you in 2013.

Interests of Directors and Executive Officers in the Offer, page 17

23.   Please revise disclosure to elaborate on the interests of directors and executive officers listed here and describe the specific ways in which they may be conflicted with regard to the transaction.

The Offer

Certain United States Federal Income Tax Consequences, page 25

24.   Please remove the word "certain" and other qualifying language in the heading and introductory paragraph of this section. Please ensure you discuss all such material tax consequences.

Sources and Amounts of Funds, page 29

25.   We note you intend to consummate the offer and pay related fees in part by using internally available cash of Great American Insurance Company. Please revise to indicate how much internally available cash is available to GAIC to use in this transaction.

Conditions to the Offer, page 30

26.   We note you reserve the right to include or exclude shares tendered pursuant to guaranteed delivery procedures in determining whether the minimum tender condition has been satisfied. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to state definitively whether you intend to include or exclude such shares in determining whether the condition has been satisfied.

27.   We note the language in the last paragraph in this section that your failure "at any time to exercise [your] rights under any of the foregoing conditions will not be deemed a waiver of any such rights." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer

condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

28.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Effect of the Offer on the Market for the Shares, page 32

29.   We note your disclosure in this first paragraph of this section that the effects described on the market for National Interstate's shares will be temporary if you are able to effect the merger promptly after consummating the offer. Given that you contemplate other scenarios besides 90% ownership, please qualify this disclosure to indicate the effect of the offer on the market for the shares in the event you waive the minimum tender condition and have less than 90% ownership.

Schedule 13D

30.   We note that the cover page indicates the date of the event which requires this filing was February 5, 2014. Please tell us when the company began considering the acquisition of National Interstate and how that consideration turned into a plan to effect the acquisition.

31.   We note that on January 31, 2013 you filed an amendment to Schedule 13G indicating that you were eligible to file a Schedule 13G pursuant to Rule 13D-1(b). Please provide us with detailed legal analysis of your continued eligibility to rely on Rule 13D-1(b) given the level of your ownership and the membership on National Interstate's board of directors of five of your executive officers (including Mr. Jensen).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions